UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

15049366

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#AD 3/13

SEC FILE NUMBER
8-53413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Butler Capital Investments LLC dba Butler Capital Partners

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Reserve Blvd, #408
(No. and Street)

Charlottesville, (City) Virginia (State) 22906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name - if individual, state last, first, middle name)

4401 Dominion Boulevard, 2nd Floor (Address) Glen Allen (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PB 3/13/15

OATH OR AFFIRMATION

I, Jeffrey Harpel, Financial and Operations Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Butler Capital Investments LLC dba Butler Capital Partners (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DARCIE A. NEIL, Notary Public
Boro of Carlisle, Cumberland County
My Commission Expires November 24, 2017

Jeffrey Harpel, Financial and Operations Principal

Sworn and subscribed to before me this 25 day of February 2015.

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Balance Sheet.
- ( ) (c) Statement of Operations.
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).
- ( ) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt)
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- ( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
- (x) (l) An Oath or Affirmation.
- () (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2014

With Report of Independent Registered Public Accounting Firm

SEC ID 8 - 53413

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BUTLER CAPITAL PARTNERS

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Butler Capital Partners
Charlottesville, Virginia

We have audited the accompanying statement of financial condition of Butler Capital Partners (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Butler Capital Partners as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 26, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	773,502
Accounts receivable		966,064
Due from related parties		75,000
Property and equipment – net		35,751
Other assets		92,453
Total assets	$	1,942,770

Liabilities and Member's Equity

Liabilities:		
Accrued commissions	$	274,048
Accounts payable and accrued liabilities		54,996
Deferred revenue		309,438
Total liabilities		638,482
Member's equity		1,304,288
Total liabilities and member's equity	$	1,942,770

See accompanying notes to financial statement.

BUTLER CAPITAL PARTNERS

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Butler Capital Partners (the "Company") is a broker-dealer and operates as an investments marketing and consulting firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

At December 31, 2014, four customers accounted for 91% of accounts receivable.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. There was no allowance for doubtful accounts as of December 31, 2014.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years.

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

BUTLER CAPITAL PARTNERS

Notes to Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company's income tax returns for years since 2011 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 26, 2015, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2. **Property and Equipment:**

Property and equipment at December 31, 2014 consisted of the following:

Furniture and equipment	$ 51,296
Website	17,847
	69,143
Less: accumulated depreciation	(33,392)
Property and equipment - net	$ 35,751

3. Lease Commitments:

The Company leases commercial office space in New York. These leases expire in 2016. Certain office space in Chicago is rented on a month-to-month basis.

Minimum future payments under the non-cancellable operating leases are as follows for the years ending December 31:

Year	Amount
2015	$ 201,096
2016	86,327
Total	$ 287,423

4. Related Party Transactions:

During 2013, the Company made a loan to an employee for $25,000. During 2014, the Company made three loans to the same employee totaling $50,000. The loans are non-interest bearing and have no defined repayment schedule. The balance on the loans was $75,000 as of December 31, 2014.

5. Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. The Company contributed $23,402 to the plan in 2014.

6. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2014, the Company had net capital of $408,961, which was $387,024 in excess of required minimum net capital of $21,936. The Company's net capital ratio was 0.80 to 1. The Company does not carry accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.